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                              August 31, 2022

       Bruce Flatt
       Chief Executive Officer
       Brookfield Asset Management Ltd.
       EP 100, Brookfield Place, 181 Bay Street
       Toronto, Ontario, Canada M5J 2T3

                                                        Re: Brookfield Asset
Management Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August 1,
2022
                                                            CIK No. 0001937926

       Dear Mr. Flatt:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form F-1

       General

   1. Please update your disclosure to identify actions planned or taken to mitigate current inflationary pressures.
In this regard, we note that recent news articles discuss a change in your product mix in
response to inflation. In addition, if recent inflationary pressures have materially
impacted your business, include a separately captioned risk factor and identify the
inflationary pressures you are facing and how your business has been impacted, if
applicable.
   2. To the extent that the current volatility in the US corporate bond market has had a material impact on your
business, whether through your products or otherwise, please revise to provide appropriate
disclosure. Also, if these condition present a material risk to your business, please
provide a separately-captioned risk factor addressing such matters. If you
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FirstName
Brookfield LastNameBruce Flatt
            Asset Management Ltd.
Comapany
August 31, NameBrookfield
            2022          Asset Management Ltd.
August
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         believe revised disclosure is not necessary, please provide a brief explanation in your response letter.
3. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
Summary
Value Creation, page 15

4. Please briefly explain your disclosure that 80% of your free-bearing capital is "long-dated or perpetual in nature."
5. We note your reference here and on page 90 that over the last 5 fiscal years you have grown both Fee-Bearing Capital and Fee-Related Earnings at a compound annual growth rate of 30% and 23%, respectively. Please provide quantitative disclosure illustrating what portion of that growth was organic and what portion was the result of acquisitions.
         Also disclose the annual growth rates for each year during this period for both Fee-
         Bearing Capital and Fee-Related Earnings, so that investors can better understand the trends during that period.
Risk Factors, page 27

6. We note your disclosure in the section titled Service of Process and Enforceability of Civil
         Liabilities on page 206. Please include a separately captioned risk factor to detail this risk for investors.
Rising interest rates could increase our interest costs and adversely affect our financial performance, page 39

7. Please expand your discussion of rising interest rates in this risk factor to specifically identify the actual impact of recent rate increases on your operations and how your business has been affected.
Corporate Structure, page 69

8. Please revise to include organizational diagrams depicting the company's structure both prior to and after the spin-off, including various legal entities, their respective place of incorporation, percentages of ownership and affiliations that exist. In addition, please revise your diagram throughout the filing to conform to related discussions as follows:
             Parenthetically under Brookfield Asset Management Ltd. add (the "Manager");
             Add Brookfield Asset Management ULC to the box Our Asset
Management
              Business;
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FirstName
Brookfield LastNameBruce Flatt
            Asset Management Ltd.
Comapany
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            2022          Asset Management Ltd.
August
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                Enhance the diagram to reflect that the Corporation and Brookfield Reinsurance will hold 100% of Class A shares of the Manager;
                Enhance the diagram to reflect that that BAM Partnership will hold 100% of Class B shares of the Manager; and
                Revise to include Brookfield Asset Management Reinsurance Partners Ltd. in the
              diagram as it relates to the Corporation.
Pro Forma Financial Information, page 71

9. Please revise the pro forma financial information on pages 73 to 75 to present in columnar form condensed historical statements of each entity involved, as required by Rule 11-
         02(a)(4) of Regulation S-X, or tell us why you believe they are not required, including your authoritative guidance.
10.      We note that following significant plans in your prospectus:
         1. Brookfield Asset Management Inc. (the "Corporation") established Brookfield Asset
               Management Ltd. (the "Manager"), and that the Corporation is proposing a court approved plan of arrangement (the "Arrangement") that requires approval of the
               Corporation's shareholders and includes the Manager acquiring 25% of the
               Corporation's interest in their asset management business ("Brookfield Asset
               Management ULC"); and
         2. The Corporation is parent to Brookfield Asset Management Reinsurance partners
               Ltd. ("Brookfield Reinsurance"), whose shareholders are being solicited in this prospectus in connection with the planned special dividend or distribution (the
               "Special Distribution") of about one million class A limited voting shares of the
               Manager ("Class A Shares") to its Class A exchangeable limited voting shares
               ("Brookfield Reinsurance Class A Shares") and Class B limited voting shares
               ("Brookfield Reinsurance Class B Shares").
         We note the Special Distribution will not proceed if the Arrangement is not approved by the Corporation's shareholders; and we note if the Arrangement is approved, but the
         Special Distribution is not approved by Brookfield Reinsurance's shareholders, the Special
         Distribution will only be fulfilled as a dividend, not as a capital reduction. Given this range of possible results with accounting impact from these two multi-element plans subject to shareholder vote, tell us your consideration of disclosing the individual effects of each scenario in your pro forma financial information in compliance with Rule 11-
         02(a)(10) of Regulation S-X.
11. We note your Pro Forma Financial Information, including your disclosures on page 71 of the "several agreements and arrangements," which the Manager and/or Brookfield Asset
         Management ULC expect to enter into to effect the "Arrangement." Please address the following:
             Tell us, and revise your disclosures accordingly, how you determined that all of the balance sheet accounting adjustments as presented in Note 1 beginning on page 76 are Transaction adjustments and not Autonomous adjustments, specifically capital issuance and related party transactions as they are related to activities when
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FirstName
Brookfield LastNameBruce Flatt
            Asset Management Ltd.
Comapany
August 31, NameBrookfield
            2022          Asset Management Ltd.
August
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              Brookfield Asset Management ULC was part of the Corporation and appear necessary to present what Brookfield Asset Management ULC would have looked like as a standalone entity;
                Tell us, and revise your disclosures accordingly, how you considered the guidance in
              Rule 11-02(b)(4) in your determination to present adjustments related to arrangements and agreements aside from the Arrangement such as the Asset
              Management Services Agreement, the Transitional Services Agreement, etc. in the
              same column as adjustments related to the Arrangement; and
                Tell us, and revise your disclosures accordingly, how you considered the guidance in Rule 11-02(b)(3) with regard to the compensation cost adjustments (iv) and (v), for
              $25 million and $76 million for the three months ending March 31, 2022 and
              December 31, 2021, respectively of Note 1 of the Pro Forma Financial Statements.
12. You disclose that the Corporation will retain 100% of the carried interest earned on mature funds. Please revise your disclosures to clarify how this is reflected in the Pro
         Forma Financial Statements, including why the related carried interest allocation compensation has not been adjusted.
Our Business, page 89

13. Please enhance your disclosures to clarify if and what external benchmarks or peer median information you utilize in evaluating your performance.
14. We note that in several sections of the prospectus you state that you have a team of "over
         2,000 investment and asset management professionals." You also disclose that you "have access" to approximately 180,000 operating employees on page 91, are "supported by approximately 44,000 operating employees" under the Infrastructure heading on page 94, have "99,000 operating employees" under Private Equity heading on page 95, and similar disclosure in other parts of the business section. Please disclose what you mean by
         "operating employees." Disclose clearly and consistently the total number of employees you have. As necessary, revise your disclosure for inconsistencies.
15. We note your references to acquiring 61% interest in Oaktree in 2019. Please provide a short description of Oaktree Capital Management and its business lines.
Products, page 90

16. Please quantify or provide a range that describes the transaction and advisory fees you charge for different types of products or services provided to your customers.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
100

17. You disclose that Fee-Bearing Capital is the main driver of your revenues. Please revise to disclose rollforwards of Fee-Bearing Capital, both in total and by investment strategy that presents beginning balance, capital inflows and outflows, changes in market valuation
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Brookfield LastNameBruce Flatt
            Asset Management Ltd.
Comapany
August 31, NameBrookfield
            2022          Asset Management Ltd.
August
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         and any other significant activity that correlates to the changes in drivers and trends of period-over-period revenues. Refer to Item 303 of Regulation S-K. Reconciliation of U.S. GAAP to Non-GAAP Measures, page 119

18. We note your adjustments in arriving at Fee-Related Earnings and Fee Revenues that include Oaktree's related earnings and BSREP III Fees and Other and that these adjustments are included as the underlying related activity will no longer be eliminated and or consolidated as a result of the Arrangement. Please tell us your consideration, including reference to your authoritative accounting guidance, for not reflecting these as pro forma autonomous adjustments in accordance with Rule 11-02 as well as how you considered the guidance in Non-GAAP Financial Measures C&DI, Question 101.05 related to Pro Forma measures. Alternatively, please revise your
         disclosures.
Investment Strategy Results, page 121

19.      We note your Investment Strategy Results information beginning on page
121. Please
         revise to include a table at the beginning of this discussion that presents each strategy's capital and total fee revenues and include a total of all of the strategies that reconciles to your non-GAAP total fee revenues as disclosed on page 121, so that its clear how your discussion of the respective investment strategy results reconcile to the Brookfield Asset
         Management ULC combined consolidated carve-out financial statements. Refer to Item
         303 of Regulation S-K.
Comparison of the BCBCA and the Bermuda Act, page 180

20. Please tell us why you have not provided a comparison of the laws of British Colombia that are significantly different than the laws of the United States, pursuant to Item 10.B.9 of Form 20-F.
Brookfield Asset Management ULC Combined Consolidated Carve-out Financial Statements
Summary of Significant Accounting Policies
Consolidation, page F-16

21. We note your disclosure that you evaluate all variable interest entities at each reporting date to determine whether you are the primary beneficiary and consolidate or deconsolidate accordingly. Please revise your disclosures to clarify both your consolidated and unconsolidated interest in variable interest entities and provide the disclosures required by ASC 810-10-45 and ASC 810-10-50.
Revenue Recognition, page F-17

22. You disclose that carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the company based on cumulative results. Please revise to clarify in your disclosure how you account for the carried interest
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Brookfield Asset Management Ltd.
August 31, 2022
Page 6
      subject to claw back recognized and if you recognize a liability for the potential claw back obligations if amounts previously distributed to you would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date.
Note 4. Fair Value Measurements of Financial Instruments, page F-26

23. Please revise to provide a narrative description of the uncertainty of the fair value measurement from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date for recurring fair value measurements categorized within Level 3. Refer to ASC 820-10-50-(2)(g).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at
(202) 551-4924
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                            Sincerely,
FirstName LastNameBruce Flatt
                                                            Division of
Corporation Finance
Comapany NameBrookfield Asset Management Ltd.
                                                            Office of Finance
August 31, 2022 Page 6
cc:       Mile Kurta, Esq.
FirstName LastName